[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

November 13, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Tradeweb Markets Inc.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Tradeweb Markets Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company's Class A Common Stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during 2017, its most recently completed fiscal year, were less than $1.07 billion. Please note this information is disclosed in the Company's statement of income included in the Registration Statement on page F-7. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 859-8468 or Steven Scheinfeld at (212) 859-8475.

Very truly yours, /s/ Andrew Barkan Andrew Barkan

cc:	Tradeweb Markets Inc.

Lee Olesky
Chief Executive Officer

Douglas Friedman, Esq.
General Counsel

Fried, Frank, Harris, Shriver & Jacobson LLP

Steven Scheinfeld, Esq.